

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2018

Tiziano Lazzaretti
Chief Financial Officer
Tiziana Life Sciences plc
3rd Floor, 11-12 St. James's Square
London SW1 4LB, United Kingdom

> **Re: Tiziana Life Sciences plc**
> **Amendment No. 5 to Draft Registration Statement on Form 20-F**
> **Submitted May 10, 2018**
> **CIK No. 0001723069**

Dear Mr. Lazzaretti:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement on Form 20-F

Item 4. Information on the Company
B. Business Overview
Brigham and Women's Hospital License, page 70

1.   Please expand your disclosure to include the aggregate potential milestone payments under the license agreement.

General

2.	Please update your financial statements and related disclosures throughout your registration statement as required by Item 8.A.4 of Form 20-F.

	You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

						Division of Corporation Finance
						Office of Healthcare & Insurance

cc:	Ed Lukins, Esq.